UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Anne T. Madden

Senior Vice President and General Counsel

Honeywell International Inc.

300 South Tryon Street

Charlotte, North Carolina 28202

(704) 627-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer.

This Amendment No. 5 amends the Schedule 13D filed on October 29, 2020 (the “Original Schedule 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on November 3, 2020, Amendment No. 2 to Schedule 13D filed on November 17, 2020, Amendment No. 3 to Schedule 13D filed on December 23, 2020, Amendment No. 4 to Schedule 13 filed on January 12, 2021 and this Amendment No. 5, the “Schedule 13D”). This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Shares”), of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D filed on October 29, 2020.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended as follows:

On January 22, 2021, the Company and the other Debtors (as defined therein) entered into the Equity Backstop Commitment Agreement (the “Equity Backstop Commitment Agreement”) with the Equity Backstop Parties (as defined therein), setting forth the terms by which the Equity Backstop Parties committed to participate in a rights offering to provide capital to the Debtors in connection with the Debtors’ plan of reorganization. The Equity Backstop Commitment Agreement supplements the Plan Support Agreement, entered into by the Company, the other Debtors, the Equity Backstop Parties, the Reporting Person and the Consenting Noteholders on January 11, 2021. The Reporting Person is not a party to the Equity Backstop Commitment Agreement. The Equity Backstop Commitment Agreement is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The Reporting Person, the Equity Commitment Parties and the Consenting Noteholders (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Person reserves the right to act independently and without respect to the other Equity Commitment Parties and the Consenting Noteholders, subject to the Third A&R Coordination Agreement, and to change its plans or proposals at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

Certain of the other Equity Commitment Parties have filed, and the Reporting Person anticipates that other Equity Commitment Parties and Consenting Noteholders may file additional, separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing their required information. The Reporting Person assumes no responsibility for the information contained in any filings by any other person. The Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of its pecuniary interest, if any, therein. As of the date of this statement, based on information provided by the Equity Commitment Parties and the Consenting Noteholders, the Reporting Person believes that the Reporting Person, the Equity Commitment Parties and the Consenting Noteholders beneficially own 57.6% of the 75,788,279 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.

Item 7. Material to be Filed as Exhibits

The following document is filed as exhibit to this statement:

Exhibit 99.1	Equity Backstop Commitment Agreement, dated January 22, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Garrett Motion Inc. on January 25, 2021).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 27, 2021

HONEYWELL INTERNATIONAL INC.

By:	/s/ Anne T. Madden

Name:	Anne T. Madden
Title:	Senior Vice President and General Counsel